Albany Atlanta Brussels Denver Los Angeles THOMAS WARDELL (404) 527-4990	www.mckennalong.com	New York Philadelphia San Diego San Francisco Washington, DC EMAIL ADDRESS twardell@mckennalong.com

September 17, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Ms. Pamela Long

Re:	Nova Lifestyle, Inc.
Registration Statement on Form S-1
Filed March 30, 2012
File No. 333-180496
Post-Effective Amendment No. 1 to Form S-1
Filed March 30, 2012
File No. 333-177353
SEC Comment Letter Dated April 17, 2012

Ladies and Gentlemen:

On behalf of our client, Nova Lifestyle, Inc. (the “Company”), we are responding to the letter to the Company dated April 17, 2012 (the “Comment Letter”) from Pamela Long, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are the responses to the comments of the Commission staff (the “Staff”).  For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Selling Shareholders, pages 59 and 60

Comment 1.
We note items in the recent press suggesting that MD Witter Investments LLC, Witter Global Opportunity Fund and New York Global Group appear to be acting together to invest in Chinese companies. Please disclose the extent to which these entities have or share dispositive and/or voting control over any of the shares registered for resale. We note that Witter Global Opportunities, Ltd. is listed as a selling shareholder in the Post Effective Amendment Number 1 to Form S-1 (333-177353) filed on March 30, 2012. Please also confirm to us that the selling shareholder table in both registration statements identifies all of the persons or entities that have or share dispositive and/or voting control over any shares registered for resale. We may have additional comments after our review of your response.

United States Securities and Exchange Commission

Response:

The Company has been informed that Witter Global Opportunities, Ltd., which is listed as a selling shareholder in the Company’s Post-Effective Amendment to Registration Statement on Form S-1 (File No. 333-177353), and its affiliates are in the process of restructuring its holdings with respect to the Company’s shares.  As a result, we are unable to state at this time who has or shares dispositive and/or voting control over the shares issued to Witter Global Opportunities, Ltd. and registered for resale.

To enable the Company to address the above Staff comment, shareholders received a questionnaire to confirm who has dispositive and/or voting control over the shares registered for resale.  With respect to the shareholders listed on Exhibit A hereto, the Company has been able to confirm, on the basis of shareholder responses to the above referenced questionnaires, that the selling shareholder table in both registration statements referenced above identifies all of the persons or entities that have or share dispositive and/or voting control over any shares registered for resale.

With respect to the shareholders listed on Exhibit B hereto, such shareholders have not yet returned completed questionnaires to the Company.  As a result, the only information available to the Company with respect to the dispositive and/or voting control over any shares issued to such shareholders is the information given to the Company in the Purchaser Questionnaires at the time of their initial investment.  These shareholders represented to the Company in the Purchaser Questionnaires and in the Subscription Agreements delivered to the Company in connection with the issuance that such shareholders were acquiring the shares for their own account and not for the account of any other person; however, no information other than that representation was provided with respect to dispositive and/or voting control over the shares.  Accordingly, with respect to the shareholders listed on Exhibit B, the company cannot confirm that the selling shareholder tables in the registration statements identifies all of the persons or entities that have or share dispositive and/or voting control over the shares registered for resale by each such shareholder.

* * * *

United States Securities and Exchange Commission

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990.

Very truly yours,

/s/ Thomas Wardell

Thomas Wardell

TW:dse

cc:           Thanh H. Lam

United States Securities and Exchange Commission

EXHIBIT A

Questionnaires Returned

S-1 Registration No. 333-180496

Chen, Michael
Chen, Wu
Chen, Yanna
Liang, Jinquan
O’Hagan, John Arthur
O’Hagan, Mark Anthony
Tong, Chan Wing
Yang, Yang
Yang, Yu
Ye, HuiYing
Zhang, Baozhu
Zhang, CiCi Yun

S-1 Registration No. 333-177353

Abbatiello, Deborah
Bry, William E. and Barbara J.
Burlington Associates Limited
Chan, Jenny Lien Yip
Chan, Kon Keung
Chan, Tommy
Chen, Lei
Cheng, Man Piu Francis
Finn, Daniel
Flood, Kevin and Regina
Global Investment Alliance Inc.
Grunewald, Markus

United States Securities and Exchange Commission

Jiang, Jessica Fumei
Law, Hoi Yat
Lee, Jack
Li, Zhi Ying
Liang, Guo Hong
Liu, Qian
Lo, Chi Nam Benedict
Ma, Li
Mai, Run Ping
Moitoza, Fatima
Pau, Chak Man
Pro Management Consulting, Inc.
Sung, Ming-Hsuan
Tao, Chang-Hwa
Viviani, Albert
Wolfington, J Eustace III
Wong, Kai Man Raymond
Wong, Yat Wing
Wong, Yuen Han Michelle
Wu, Feizhen
Xu, Kean
Yang, Yu
Ye, Hui Ying
Ye, Zhi Hao
Yip, Andy
Yip, Cindy T.
Yu, Sin Chai
Zhang, Baozhu

United States Securities and Exchange Commission

EXHIBIT B

No Questionnaires Returned

S-1 Registration No. 333-180496

Christian, Giordano
Cottam, John
Gibbs, David E., Jr.
iNet Global AG
Lau, Kit
Li, Kin Ming
Ramage, Scott
Roberts, Brent
Simpson, Charles H.
Snaith, Roger
Radnor Research & Trading Company*

* Radnor Research & Trading Company, a registered broker-dealer and FINRA member firm that received its warrants as compensation for placement agent services

S-1 Registration No. 333-177353

Colleran, John
Cottam, John
Defilippo, Daniel
Defilippo, Rosina
Ekanem, David
Finn, Thomas and Maureen
Fortino, Terrance
Georgaroudis, Emmanuel
Ghitis, Mark
Ji, Lianfang
Kaziev, Eduard
Kelly, Michael

United States Securities and Exchange Commission

Keung, Shu Lee
Klatsky, Michael
Martin Angus Ranch
Palmero, Herman and Nancy
Ramage, Scott
Rhodes, Nicholas
Snaith, Roger
Trewick, Gentel
Wilson, Denis
Witter Global Opportunities, Ltd.**
Harris, Talman***
Scholander, William***
Simpson, Charles Morgan***

** See response above with respect to Witter Global Opportunities, Ltd.

*** As noted in the Registration Statement, each of Talman Harris, William Scholander and Charles Morgan Simpson are registered representative of Radnor Research & Trading Company, a registered broker-dealer and FINRA member firm, from whom they received their warrants as compensation for placement agent services